May 20, 2011

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.,

Mail Stop 4561

Washington, D.C. 20549

Attention:	Mathew Crispino, Examiner

            Melissa Walsh, Staff Accountant

Re:	Acceleration Request of The Active Network, Inc.

Registration Statement on Form S-1 (File No. 333-172254)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Active Network, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to 4:00 p.m., Eastern Time, on Tuesday, May 24, 2011, or as soon thereafter as practicable. The Company also hereby requests a copy of the written order verifying the effective date.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you should have any questions, please contact David Eisler of DLA Piper LLP (US), counsel to the Registrant, at (858) 677-1417 or by facsimile at (858) 638-5017.

Very truly yours,

The Active Network, Inc.

By:	/s/ Kory Vossoughi
Kory Vossoughi
Chief Legal Officer